Mail Stop 3561

January 30, 2009

Keith R. Stewart
Chief Executive Officer
ValueVision Media, Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344

> **Re:** **ValueVision Media, Inc.**
> **Form 10-K for Fiscal Year Ended February 2, 2008**
> **Filed April 29, 2008**
> **Forms 10-Q for Fiscal Quarters Ended May 3, August 2,**
> **and November 1, 2008**
> **Filed June 12, September 11, and December 11, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 21, 2008**
> **File No. 000-20243**

Dear Mr. Stewart:

        We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 2, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 35

Net Sales Per FTE, page 36

1.   On page 36 you state that it is industry practice to include internet sales along with television sales in your calculation of net sales per FTE. Please provide the basis for your belief that this is an accepted industry practice.

 Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 46

2.   We note that in various places in your Form 10-K you disclose that you hold various short-term and long-term investments. Based on your description of these various investments it appears these investments may have exposure to market risk, such as equity price risk, and therefore Item 305 of Regulation S-K would require certain disclosures regarding the market risk you face from these investments. Please provide the disclosure required by Item 305 with respect to your various investments or explain how you concluded that Item 305 does not apply. Please refer to Instruction 3(C)(i) from the General Instructions to paragraphs 305(a) and 305(b).

Rule 13a-14(a)/15(d)-14(a) Certifications, Exhibit 31.1 and 31.2

3.   We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, your certifications do not track the text of Item 601(b)(31) of Regulation S-K in number 4(d) in that you omitted certain language in the parenthetical. We note similar alternations to the certifications filed with your Forms 10-Q filed in 2008. Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. Please confirm your understanding in this regard.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 18

Compensation Discussion and Analysis, page 18

4.   Please discuss how compensation or amounts realizable from prior compensation are considered, if at all, in setting other elements of compensation. Please refer to Item 402(b)(2)(x) of Regulation S-K.

How We Set Compensation, page 19

5.   You state that the compensation committee "compares each element of total
        compensation against an established peer group as well as data from published survey
        sources." To the extent that the compensation committee engaged in benchmarking
        against the companies in the published survey sources, please identify the components of
        those surveys. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K
        Compliance and Disclosure Interpretations, Question and Answer 118.05, available at
        www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Components of Our Fiscal 2007 Executive Compensation Program, page 20

Annual Performance-Based Compensation, page 20

6.   You state that "[t]he incentive plan rewards participants with annual incentive cash
        compensation for attaining pre-determined company goals and in some cases, individual
        goals." Also, under "Base Salary" you state that you set a named executive officer's base
        salary based, in part, on individual performance. Please discuss how you structure and
        implement specific forms of compensation to reflect the named executive officer's
        individual performance or contribution and describe the elements of individual
        performance or contribution that you have taken into consideration. See Item
        402(b)(2)(vii) of Regulation S-K.

Summary Compensation Table, page 27

7.   In the paragraph preceding your "Summary Compensation Table" you state that "[w]hen
        setting total compensation for each of the named executive officers, the compensation
        committee reviews tally sheets that show the executive's current compensation, including
        equity and non-equity based compensation." Please analyze how the compensation
        committee uses the tally sheet information to determine the amount of compensation to
        be paid to the named executive officers. For example, discuss whether the compensation
        committee increased or decreased the amount of compensation awarded based upon its
        review of the tally sheet information.

Certain Transactions, page 35

8.   Please disclose whether the terms of these agreements are comparable to those you could
        have obtained from unaffiliated third parties.

Related Person Transactions Approval Policy, page 38

9.   We note your statement that your related person transactions approval policy outlines
        certain factors that the audit committee may take into account in considering a related
        person transaction, and that the policy itemizes certain routine transactions which are
        exempt from the policy. Please briefly discuss the factors that the audit committee may

take into account in considering a related person transaction and the certain routine transactions which are exempt from the policy. Please refer to Item 404(b)(1)(ii) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended November 1, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Overview, page 18

10.   Please expand this section to elaborate on known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

    •   economic or industry-wide factors relevant to your company, and
    •   material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

For example, we note the disclosure on page 19 indicating that you are attempting to "optimize [y]our mix of product categories." In this regard, we note that you are attempting to increase the number of repeat purchases by decreasing the price of your products. Please explain the effect this change will have on profit margins. We also note that the average annual household income of your costumers has fallen. To the extent material, you should discuss the effect of falling incomes on your operations. Finally, we note that historically you have had a higher return rate than your competition. Please describe the efforts you have made to improve the shopping experience of your customers and the results to date. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Financial Condition, Liquidity and Capital Resources, page 27

11.   We note your disclosure that certain auction rate securities have become illiquid. Please discuss how this has affected your operations and liquidity. Please discuss how the continued illiquidity of these securities will affect your ability to fund the potential preferred stock redemption and your continued operations. Also, please discuss the likely sources of any additional financing. Please identify and separately describe internal and external sources of liquidity and any material unused sources of liquid assets. Finally, discuss the effect on your financial condition in the event that you are unable to access additional funding.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys

your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director